CARDIO VASCULAR MEDICAL DEVICE CORP.
12 Shaar Hagai Street
Haifa, Israel 34554

September 29, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. David Burton

Re:	Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009

Dear Mr. Burton:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Annual Report on Form 10-K/A ("Amendment No. 1”) in response to the Commission's comment letter, dated August 18, 2009, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, filed with the Commission on March 31, 2009 (the “Annual Report”).

In addition to Amendment No. 1, we hereby supplementally respond to the Commission's comments to the Annual Report (File No. 000-52818) as follows:

Form 10-K for year ended December 31, 2008

Item 9A, Control and Procedures, page 11

1.           Response to Comment No. 1.    Amendment No. 1 amends the Annual Report in accordance with the Commission’s comment, including to clearly indicate that the conclusions of our principal executive officer and principal financial officer as to the effectiveness of our disclosure controls and procedures were made as of the end of the period covered by the Annual Report.

2.           Response to Comment No. 2.    We note the Commission’s comment and hereby confirm that our future filing of annual and quarterly reports will reflect the exact form as required by Item 601 of Regulation S-K.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.1 as requested by the Commission, together with a redlined copy showing the changes made in Amendment No. 1. In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours, /s/Eli Gonen Eli Gonen Chairman